                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                pcORDER.COM, INC.
                              (NAME OF THE ISSUER)

                                pcORDER.COM, INC.
                           POI ACQUISITION CORP., INC.
                       (NAMES OF PERSONS FILING STATEMENT)

                 Class A Common Stock, par value $0.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   70453H 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

       Richard Friedman                              Lance A. Jones, Esq.
Vice President, General Counsel              Vice President and General Counsel
         and Secretary                             Trilogy Software, Inc.
       pcOrder.com, Inc.                          6034 West Courtyard Drive
    5001 Plaza on the Lake                           Austin, Texas 78730
      Austin, Texas 78746                               (512) 425-3167
        (512) 684-1100

      (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                   COPIES TO:

        Henry Lesser, Esq.                          Dennis R. Cassell, Esq.
Gray, Cary, Ware & Freidenrich LLP                   Haynes and Boone, LLP
        400 Hamilton Avenue                     7501 N. Capital of Texas Highway
 Palo Alto, California 94301-1809                      Bldg. A, Suite 130
          (650) 833-2425                              Austin, Texas 78731
                                                        (512) 692-8388

THIS STATEMENT IS FILED IN CONNECTION WITH (CHECK THE APPROPRIATE BOX):

A. [_] THE FILING OF SOLICITATION MATERIALS OR AN INFORMATION STATEMENT SUBJECT TO REGULATION 14A (SS.SS.240.14A-1 THROUGH 240.14B-2), REGULATION 14C (SS.SS.240.14C-1 THROUGH 240.14C-101) OR RULE 13E-3(C) (SS.240.13E-3(C)) UNDER
THE SECURITIES EXCHANGE ACT OF 1934 ("THE ACT").

B. [_] THE FILING OF A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933.

C. [X] A TENDER OFFER.

D. [_] NONE OF THE ABOVE.

CHECK THE FOLLOWING BOX IF THE SOLICITING MATERIALS OR INFORMATION STATEMENT REFERRED TO IN CHECKING BOX (A) ARE PRELIMINARY COPIES: [_]

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT REPORTING THE RESULTS OF THE TRANSACTION: [_]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
      $56,137,148                                                 $11,229
--------------------------------------------------------------------------------

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THIS CALCULATION ASSUMES: (I) THE PURCHASE OF ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE, OF pcORDER.COM, INC., AT A PRICE PER SHARE OF $6.375 IN CASH; (II) THE PURCHASE OF ALL SHARES OF CLASS A COMMON STOCK OF PCORDER ISSUABLE UPON EXERCISE OF OUTSTANDING STOCK OPTIONS (WHETHER OR NOT PRESENTLY EXERCISABLE) WITH EXERCISE PRICES LESS THAN $6.375 PER SHARE AT A PRICE PER SHARE OF $6.375 IN CASH; AND (III) THE EXERCISE OF OUTSTANDING OPTIONS TO PURCHASE FROM TRILOGY AN AGGREGATE OF 16,000 SHARES OF CLASS A COMMON STOCK OF pcORDER.COM, INC., AND THE PURCHASE OF THOSE CLASS A SHARES PURSUANT TO THE OFFER. AS OF OCTOBER 21, 2000, THERE WERE 6,237,565 SHARES OF CLASS A COMMON STOCK OUTSTANDING AND OPTIONS TO PURCHASE AN AGGREGATE OF 2,552,262 SHARES OF CLASS A COMMON STOCK OF PCORDER AT EXERCISE PRICES LOWER THAN $6.375 PER SHARE. THE AMOUNT OF THE FILING FEE CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE VALUE OF THE TRANSACTION.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY SS.240.0-11(A)
(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID: $11,229
                        --------------------------------------
FORM OR REGISTRATION NO.: Schedule TO/13E-3 and
                          Amendment No. 2 to Schedule TO/13E-3
                         -------------------------------------
FILING PARTY: Trilogy Software, Inc.
              ------------------------------------------------
DATE FILED: November 6, 2000 and November 17, 2000
            --------------------------------------------------

This Transaction Statement on Schedule 13E-3 relates to the tender offer by Trilogy Software, Inc., a Delaware corporation ("TRILOGY"), to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder.com, Inc., a Delaware corporation ("pcORDER"), at a purchase price of $6.375 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), a copy of which is attached hereto as Exhibit
(a)(1)(A), the supplement to the Offer to Purchase dated November 16, 2000 (the "SUPPLEMENT"), a copy of which is attached hereto as Exhibit (a)(1)(Y) (the Initial Offer to Purchase and the Supplement are together referred to herein as the "OFFER TO PURCHASE") and in the related Letter of Transmittal (the "LETTER OF TRANSMITTAL"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule 13E-3, including as set forth below. All references in this
Schedule 13E-3 to information set forth under an identified caption of the Initial Offer to Purchase include references to any information set forth under the corresponding caption of the Supplement, all of which supplemental information is incorporated herein by reference in the applicable item of this Statement.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the subject company is pcOrder.com, Inc., a Delaware corporation. pcOrder's executive offices are located at 5001 Plaza on the Lake, Austin, Texas 78746, telephone (512) 684-1100.

(b) The class of securities to which this Statement relates is the Common Stock, of which 6,237,565 Shares were issued and outstanding as of October 21, 2000. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in "THE TENDER OFFER--Section 6. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in "THE TENDER OFFER--Section 10. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

(f) The information set forth in Schedule II to the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The filing persons of this Statement are pcOrder and POI Acquisition Corp., Inc., a Delaware corporation and wholly-owned subsidiary of Trilogy, which owns approximately 62% of pcOrder's combined Class A common stock and Class B common stock ("POI ACQUISITION CORP."). Trilogy filed on November 6, 2000 a combined Schedule TO-T / 13E-3 under cover of Schedule TO (as amended and supplemented from time to time, the "SCHEDULE TO") containing certain additional information concerning the Offer.

The business address and business telephone number of pcOrder are as set forth in Item 1(a) above. The information set forth in "THE TENDER OFFER--Section 7. Certain Information Concerning pcOrder" of the Offer to Purchase and in Section 3 to Schedule I thereto is incorporated herein by reference.

The business address and business telephone number of POI Acquisition Corp. are 6034 West Courtyard Drive, Austin, Texas 78730, telephone (512) 692-8388. The information set forth in "THE TENDER OFFER--Section 8. Certain Information Concerning Trilogy and Sub" of the Offer to Purchase and in Sections 1 and 2 of
Schedule I thereto is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

The information set forth in the Offer to Purchase and the Letter of Transmittal are incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares." "SPECIAL FACTORS--Related Party Transactions" and "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger" of the Offer to Purchase and Schedule III thereto is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between pcOrder or POI Acquisition Corp. or, to the best knowledge of either of them, any of the persons listed on Schedule I to the Offer to Purchase, and Trilogy or any of its executive officers, directors or affiliates.

(b) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger," "SPECIAL Factors--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer," and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger," "SPECIAL FACTORS--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase, there have been no material contacts, negotiations or transactions concerning a consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years which would be required to be disclosed under this Item 5(b) between pcOrder, POI Acquisition Corp. or, to the best knowledge of either of them, any of those persons listed on Schedule I to the Offer to Purchase and Trilogy or its affiliates concerning a merger.

(c) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger," "SPECIAL Factors--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer," and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION," "SPECIAL FACTORS-- Background of the Offer and the Merger," "SPECIAL FACTORS--Plans for pcOrder After the Offer and the Merger; Certain Effects of the Offer" and "SPECIAL FACTORS--The Merger Agreement" of the Offer to Purchase, there have been no material contacts or negotiations concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years which would be required to be disclosed under this Item 5(c) between any affiliates of pcOrder or pcOrder and any person not affiliated with pcOrder who would have a direct interest in such matters.

(d) Not applicable.

(e) The information set forth in "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares" and "SPECIAL FACTORS--Related Party Transactions" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTIONS AND PLANS AND PROPOSALS.

(b), (c) (1), (2), (4)-(7) The information set forth in the "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS-- The Merger Agreement," "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger," "SPECIAL FACTORS--Plans for pcOrder after the Offer and the Merger; Certain Effects of the Offer" and "THE TENDER OFFER--Section 10. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

(c)(3) None.

(c)(8) None.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

The information set forth under "INTRODUCTION," "SPECIAL FACTORS," "THE TENDER OFFER--Section 5. Certain U. S. Federal Income Tax Consequences" and "THE TENDER
OFFER--Section 11. Certain Effects of the Offer on the Market for the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the pcOrder Special Committee," "SPECIAL FACTORS--Position of Trilogy Regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS--Analysis of Financial Advisor to Trilogy," SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger" and "SPECIAL FACTORS--The Merger Agreement" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

The information set forth under "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the pcOrder Special Committee," "SPECIAL FACTORS--Position of Trilogy Regarding Fairness of the Offer and the Merger," "SPECIAL FACTORS--Analysis of Financial Advisor to Trilogy" and "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons of Trilogy for the Offer and the Merger" in the Offer to Purchase, is incorporated herein by reference.

Each report, opinion or appraisal described in the sections identified above will be made available for inspection and copying at the principal executive offices of pcOrder, Trilogy or POI Acquisition Corp., as applicable, during their respective business hours by any interested equity security holder of pcOrder or representative who has been so designated in writing. A copy of the report, opinion or appraisal will be transmitted by pcOrder, Trilogy or POI Acquisition Corp., as applicable, to any interested equity security holder of pcOrder or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

The information set forth under "SPECIAL FACTORS--The Merger Agreement," "THE TENDER OFFER--Section 9. Source and Amount of Funds," "THE TENDER
OFFER--Section 12. Fees and Expenses," and "THE TENDER OFFER--Section 13. Certain Conditions to the Offer" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth under "SPECIAL FACTORS--Transactions and Arrangements Concerning the Shares," "SPECIAL FACTORS--Related Party Transactions," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," and "SPECIAL FACTORS--Beneficial Ownership of the Shares" in the Offer to Purchase and on Schedule II thereto is incorporated herein by reference.

Except as set forth in this Item 11, no transactions in the Shares during the past 60 days have been effected by pcOrder, POI Acquisition Corp. or Trilogy or, to the best knowledge of pcOrder or POI Acquisition Corp., by any executive officer, director, affiliate or subsidiary of any of them.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) To the best knowledge of pcOrder, after making reasonable inquiry, each of pcOrder's executive officers, directors and affiliates other than Triolgy and its subsidiaries and those individuals, if any, for whom the tender of Shares could cause them to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, currently intends to tender pursuant to the Offer all Shares held of record or beneficially owned by them as of the date hereof.

(e) None.

ITEM 13. FINANCIAL STATEMENTS.

The information set forth in "THE TENDER OFFER--Section 7. Certain Information Concerning pcOrder" in the Offer to Purchase is incorporated herein by reference. The information set forth in Item 8 of pcOrder's annual Report on Form 10-K for the year ended December 31, 2000 and Item 1 of pcOrder's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000 is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information contained under "SPECIAL FACTORS--Background of the Offer and the Merger," "SPECIAL FACTORS--Recommendation of the pcOrder Special Committee and the pcOrder Board; Fairness of the Offer and the Merger," "SPECIAL FACTORS--Opinion of Financial Advisor to the pcOrder Special Committee," "SPECIAL FACTORS--Position of Trilogy Regarding the Fairness of the Offer and the Merger," "SPECIAL FACTORS--Analysis of Financial Advisor to Trilogy" in the Offer to Purchase is incorporated herein by reference.

(b) Neither pcOrder nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of pcOrder on its behalf with respect to the Offer or the Merger.

ITEM 15. ADDITIONAL INFORMATION.

The information contained in the Offer to Purchase is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a)(1)(A) Offer to Purchase dated November 6, 2000.

(a)(1)(B) Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000. (Filed as Schedule 14D-9 on November 6, 2000 and incorporated herein by reference.)

(a)(1)(C) Letter of Transmittal.

(a)(1)(D) Notice of Guaranteed Delivery.

(a)(1)(E) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H) Summary Advertisement as published on November 6, 2000.

(a)(1)(I) Press Release, dated October 25, 2000, regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(J) Press Release, dated October 25, 2000, regarding the financial results of pcOrder.com Inc. for the quarter ended September 30, 2000. (Filed as Exhibit 2 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(K) Letter delivered to all employees of pcOrder.com Inc. by electronic mail on October 25, 2000 regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Filed as
Exhibit 3 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(L) Press Release, dated November 1, 2000, reporting the filing of five lawsuits. (Filed as Exhibit 1 to Schedule TO-C filed by pcOrder.com, Inc. on November 1, 2000 and incorporated herein by reference.)

(a)(1)(M) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 3, 2000 regarding treatment of stock options in the acquisition of pcOrder.com, Inc. by Trilogy Software, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on November 3, 2000 and incorporated herein by reference.)

(a)(1)(N) Letter to stockholders from Ross A. Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated November 6, 2000.

(a)(1)(O) Asset Transfer Agreement, dated June 1, 1996, between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.9 to the registration statement on Form S-1 (File No. 333-62985) of pcOrder (the "February 1999 Form S-1") and incorporated herein by reference.)

(a)(1)(P) Amendment to Asset Transfer Agreement, dated August 21, 1998, by and between Trilogy Software, Inc., f/k/a Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.10 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(Q) Tax Allocation Agreement, dated March 4, 1996, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.8 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(R) Management Services Agreement, dated July 1, 1998, between Trilogy Software, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.7 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(S) Technology, Services and License Agreement, dated September 1, 1998, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.6 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(T) Amendment to Technology, Services and License Agreement, dated October 8, 1999, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.17 to the Annual Report of pcOrder.com, Inc. on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.)

(a)(1)(U) Letter dated November 6, 2000 from pcOrder.com, Inc., to Purchasers under the pcOrder Employee Stock Purchase Plan.

(a)(1)(V) Item 8 and Items 10 through 13 of pcOrder's annual Report on Form 10-K for the year ended December 31, 2000. (Filed on Form 10-K (File No. 333-62985) on March 30, 2000 and incorporated herein by reference.)

(a)(1)(W) Letter dated November 13, 2000 from pcOrder.com, Inc. to Purchasers under the pcOrder Employee Stock Purchase Plan.

(a)(1)(X) Item 1 of pcOrder's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000. (Filed on Form 10-Q on November 6, 2000 and incorporated herein by reference.)

(a)(1)(Y) Supplement to Offer to Purchase dated November 17, 2000.

(a)(1)(Z) Amendment No. 1, dated November 13, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6, 2000. (Filed as Amendment No. 1 to Schedule 14D-9 on November 13, 2000 and incorporated herein by reference.)

(a)(1)(AA) Amendment No. 2, dated November 17, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6, 2000 as previously amended by Exhibit (a)(1)(Z). (Filed as Amendment No. 2 to Schedule 14D-9 on November 17, 2000 and incorporated herein by reference.)

(a)(1)(BB) Letter to stockholders from Ross A. Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated November 17, 2000.

(a)(1)(CC) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 17, 2000 regarding the anticipated timing aspects of the Offer and the Merger.

(a)(5)(A) Complaint of James F. Martens against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the District Court of Travis County, Texas, 353rd Judicial District, on October 26, 2000.

(a)(5)(B) Complaint of Thomas L. Hanley against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 26, 2000.

(a)(5)(C) Complaint of Amy Collins against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 26, 2000.

(a)(5)(D) Complaint of Sidney Isaacs against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross A.Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 25, 2000.

(a)(5)(E) Complaint of Andy Hickman against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 25, 2000.

(a)(5)(F) Complaint of Jeanette Corpus against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacey, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware on November 1, 2000.

(a)(5)(G) Notice and Order of Dismissal filed in the Court of Chancery in the State of Delaware on November 13, 2000 and signed by the court on November 15, 2000.

(a)(5)(H) Complaint of Jerry Krim against pcOrder.com, Inc., Trilogy Software, Inc., Ross A. Cooley, Joseph A. Liemandt, Robert W. Stearns, Linwood A. Lacy, Jr. and Peter J. Barris, filed in the District Court of Travis County, Texas 201st Judicial District, on November 8, 2000.

(b) None.

(c)(1) Opinion of Dain Rauscher Wessels to the Special Committee of the Board of Directors of the Company, dated October 24, 2000. (Included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(c)(2) Materials presented by Dain Rauscher Wessels to the Special Committee of the Board of Directors of pcOrder.com, Inc.

(c)(3) Materials presented by SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Trilogy Software, Inc. and to the Board of Directors of Trilogy Software, Inc.

(d)(1) Agreement and Plan of Merger dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Included as Annex A of the Offer to Purchase filed herewith as Exhibit
(a)(1)(A).)

(d)(2) Form of Option Settlement Agreement to be entered into by and among pcOrder, Trilogy and holders of options to purchase shares of Class A common stock of pcOrder.

(e) Not applicable.

(f) Section 262 of the Delaware General Corporation Law. (Included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(g) None.

(h) Not applicable.

                                   SIGNATURES

     After due inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                  pcOrder.com, Inc.



                                  By:      /s/ Richard Friedman
                                      ----------------------------------------
                                           Richard Friedman
                                           Vice President, General Counsel
                                           and Secretary


                                  POI Acquisition Corp., Inc.



                                  By:      /s/ Dennis R. Cassell
                                      ----------------------------------------
                                           Dennis R. Cassell
                                           Secretary

                                 EXHIBIT INDEX


(a)(1)(A) Offer to Purchase dated November 6, 2000.

(a)(1)(B) Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc., dated November 6, 2000. (Filed as Schedule 14D-9 on November 6, 2000 and incorporated herein by reference.)

(a)(1)(C) Letter of Transmittal.

(a)(1)(D) Notice of Guaranteed Delivery.

(a)(1)(E) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(G) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H) Summary Advertisement as published on November 6, 2000.

(a)(1)(I) Press Release, dated October 25, 2000, regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(J) Press Release, dated October 25, 2000, regarding the financial results of pcOrder.com Inc. for the quarter ended September 30, 2000. (Filed as Exhibit 2 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(K) Letter delivered to all employees of pcOrder.com Inc. by electronic mail on October 25, 2000 regarding the proposed transaction between Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Filed as
Exhibit 3 to the Schedule TO-C filed by pcOrder.com, Inc. on October 25, 2000 and incorporated herein by reference.)

(a)(1)(L) Press Release, dated November 1, 2000, reporting the filing of five lawsuits. (Filed as Exhibit 1 to Schedule TO-C filed by pcOrder.com, Inc. on November 1, 2000 and incorporated herein by reference.)

(a)(1)(M) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 3, 2000 regarding treatment of stock options in the acquisition of pcOrder.com, Inc. by Trilogy Software, Inc. (Filed as Exhibit 1 to the Schedule TO-C filed by pcOrder.com, Inc. on November 3, 2000 and incorporated herein by reference.)

(a)(1)(N) Letter to stockholders from Ross A. Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated November 6, 2000.

(a)(1)(O) Asset Transfer Agreement, dated June 1, 1996, between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.9 to the registration statement on Form S-1 (File No. 333-62985) of pcOrder (the "February 1999 Form S-1") and incorporated herein by reference.)

(a)(1)(P) Amendment to Asset Transfer Agreement, dated August 21, 1998, by and between Trilogy Software, Inc., f/k/a Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.10 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(Q) Tax Allocation Agreement, dated March 4, 1996, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.8 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(R) Management Services Agreement, dated July 1, 1998, between Trilogy Software, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.7 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(S) Technology, Services and License Agreement, dated September 1, 1998, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.6 to the February 1999 Form S-1 and incorporated herein by reference.)

(a)(1)(T) Amendment to Technology, Services and License Agreement, dated October 8, 1999, by and between Trilogy Development Group, Inc. and pcOrder.com, Inc. (Filed as Exhibit 10.17 to the Annual Report of pcOrder.com, Inc. on Form 10-K for the year ended December 31, 1999 and incorporated herein by reference.)

(a)(1)(U) Letter dated November 6, 2000 from pcOrder.com, Inc., to Purchasers under the pcOrder Employee Stock Purchase Plan.

(a)(1)(V) Item 8 and Items 10 through 13 of pcOrder's annual Report on Form 10-K for the year ended December 31, 2000. (Filed on Form 10-K (File No. 333-62985) on March 30, 2000 and incorporated herein by reference.)

(a)(1)(W) Letter dated November 13, 2000 from pcOrder.com, Inc. to Purchasers under the pcOrder Employee Stock Purchase Plan.

(a)(1)(X) Item 1 of pcOrder's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2000. (Filed on Form 10-Q on November 6, 2000 and incorporated herein by reference.)

(a)(1)(Y) Supplement to Offer to Purchase dated November 17, 2000.

(a)(1)(Z) Amendment No. 1, dated November 13, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6, 2000. (Filed as Amendment No. 1 to Schedule 14D-9 on November 13, 2000 and incorporated herein by reference.)

(a)(1)(AA) Amendment No. 2, dated November 17, 2000, to Recommendation Statement on Schedule 14D-9 of pcOrder.com, Inc. dated November 6, 2000 as previously amended by Exhibit (a)(1)(Z). (Filed as Amendment No. 2 to Schedule 14D-9 on November 17, 2000 and incorporated herein by reference.)

(a)(1)(BB) Letter to stockholders from Ross A. Cooley, Chairman and Chief Executive Officer of pcOrder.com, Inc., dated November 17, 2000.

(a)(1)(CC) Letter delivered to all employees of pcOrder.com, Inc. by electronic mail on November 17, 2000 regarding the anticipated timing aspects of the Offer and the Merger.

(a)(5)(A) Complaint of James F. Martens against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the District Court of Travis County, Texas, 353rd Judicial District, on October 26, 2000.

(a)(5)(B) Complaint of Thomas L. Hanley against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 26, 2000.

(a)(5)(C) Complaint of Amy Collins against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 26, 2000.

(a)(5)(D) Complaint of Sidney Isaacs against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross A.Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 25, 2000.

(a)(5)(E) Complaint of Andy Hickman against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacy, Jr., Peter J. Barris, Ross A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware, on October 25, 2000.

(a)(5)(F) Complaint of Jeanette Corpus against pcOrder.com, Inc., Trilogy Software, Inc., Robert W. Stearns, Linwood A. Lacey, Jr., Peter J. Barris, Ross
A. Cooley and Joseph A. Liemandt, filed in the Court of Chancery in the State of Delaware on November 1, 2000.

(a)(5)(G) Notice and Order of Dismissal filed in the Court of Chancery in the State of Delaware on November 13, 2000 and signed by the court on November 15, 2000.

(a)(5)(H) Complaint of Jerry Krim against pcOrder.com, Inc., Trilogy Software, Inc., Ross A. Cooley, Joseph A. Liemandt, Robert W. Stearns, Linwood A. Lacy, Jr. and Peter J. Barris, filed in the District Court of Travis County, Texas 201st Judicial District, on November 8, 2000.

(b) None.

(c)(1) Opinion of Dain Rauscher Wessels to the Special Committee of the Board of Directors of the Company, dated October 24, 2000. (Included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(c)(2) Materials presented by Dain Rauscher Wessels to the Special Committee of the Board of Directors of pcOrder.com, Inc.

(c)(3) Materials presented by SG Cowen Securities Corporation to the Special Committee of the Board of Directors of Trilogy Software, Inc. and to the Board of Directors of Trilogy Software, Inc.

(d)(1) Agreement and Plan of Merger dated as of October 25, 2000, by and among Trilogy Software, Inc., POI Acquisition Corp., Inc. and pcOrder.com, Inc. (Included as Annex A of the Offer to Purchase filed herewith as Exhibit
(a)(1)(A).)

(d)(2) Form of Option Settlement Agreement to be entered into by and among pcOrder, Trilogy and holders of options to purchase shares of Class A common stock of pcOrder.

(e) Not applicable.

(f) Section 262 of the Delaware General Corporation Law. (Included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A).)

(g) None.

(h) Not applicable.